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                             January 25, 2021

       Jun Zhu
       Chairman and Chief Executive Officer
       The9 LTD
       17 Floor, No. 130 Wu Song Road
       Hong Kou District, Shanghai 200080
       People   s Republic of China

                                                        Re: The9 LTD
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed January 4,
2021
                                                            File No. 333-240331

       Dear Mr. Zhu:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-effective Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note your disclosure in your explanatory note that "[t]he Registration Statement originally covered the
offering of an aggregate of 2,350,000 American depositary shares, or the ADSs, each as of
the date of this prospectus representing thirty (30) Class A ordinary shares, and
warrants to purchase 2,350,000 ADSs." However, your initial F-1 registration statement,
effective September 29, 2020, covered 12,422,360 American
                                                        Depositary Shares
representing 37,267,080 Class A ordinary shares, and your prospectus supplement filed
October covered 23,500,000 American Depositary Shares representing
                                                        70,500,000 Class A
Ordinary Shares. Please amend your filing to reconcile these disclosures, or tell us
why there appears to be a discrepancy in the disclosure about the
 Jun Zhu
The9 LTD
January 25, 2021
Page 2
         number of shares registered in your initial offering.
2. You disclose in your explanatory note that "[n]o additional securities are being registered under this Post-effective Amendment." However, your initial registration statement and subsequent prospectus supplement registered ADSs representing only 70,500,000 Class A ordinary shares, and your post-effective amendment appears to be registering up to
         2,820,000 American Depositary Shares representing up to 84,600,000 Class A ordinary shares issuable upon exercise of outstanding warrants and
representative   s warrants.
         Therefore, it appears that you are attempting to register additional Class A ordinary shares under this post-effective amendment, and it does not appear that you are eligible to register these additional securities pursuant to Rule 413 of the Securities Act. Therefore, please file a separate registration statement relating to the additional securities, or provide us with your legal analysis as to why you are permitted to register these shares on a post-
         effective amendment. Alternatively, please provide us with further detail supporting your statement that no additional securities are being registered pursuant to this post-effective amendment.
3. You disclose that the exercise price of your warrants has changed to reflect the adjustments to the warrants as the result of the change in ADS-to-Class A ordinary shares ratio. This change in ratio appears to have occurred on October 19, 2020, as is disclosed in your prospectus supplement filed October 20, 2020. Please provide us with your legal analysis as to why the change in the terms of the warrants was not a material change requiring you to file a post-effective amendment, rather than a prospectus supplement, as of or promptly after the change in terms was effective. Please also tell us whether you made any sales pursuant to your initial F-1 registration statement after you adjusted your
         ADS-to-Class A share ratio, but before you disclosed the change in the terms of your warrants to investors.
4. Please amend your disclosure to clarify which offering you are referring to as the "follow-
         on offering." In this regard, we note your disclosure that "[t]he Warrants and the
         Representative   s Warrants were issued in connection with a
registered follow-on offering
         contemplated by the Registration Statement." Your F-1 registration statement effective September 29, 2020 appears to register Warrants and Representative Warrants, but does not appear to be a follow-on offering.
5. We note your disclosure throughout the filing that, on January 3, 2020, you entered into a legally-binding cooperation and investment term sheet with several investors in the cryptocurrencies mining industry. You also disclose in your risk factors that you cannot
FirstName LastNameJun Zhu
       assure investors that you will successfully identify or transition your business focus. With
Comapany    NameThe9
       a view           LTD how you expect your business focus to transition,
please disclose
               to understanding
Januaryan25,
          estimated date2 by which you expect to begin cryptocurrency mining activities.
             2021 Page
FirstName LastName
 Jun Zhu
FirstName
The9 LTD LastNameJun Zhu
Comapany
January 25,NameThe9
           2021      LTD
January
Page 3 25, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Haiping Li., Esp.